EXHIBIT 99.1

ANNUAL INFORMATION FORM

TASMAN   METALS   LTD
Strategic Metals	Strategic Locations

ANNUAL INFORMATION FORM

for the financial year ended August 31, 2011 (unless otherwise noted)

Dated:  December 22, 2011

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TABLE OF CONTENTS
Page

PRELIMINARY NOTES	i
Documents Incorporated by Reference	i
Date of Information	i
Forward Looking Statements	i
Mineral Resources and Reserves	iii
Currency and Exchange Rates	iii
Metric Equivalents	iv
GLOSSARY OF MINING TERMS	iv
CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Intercorporate Relationships	1
GENERAL DEVELOPMENT OF THE BUSINESS	1
General	1
Three-year History	1
DESCRIPTION OF THE BUSINESS OF THE COMPANY	7
General	7
Forecasted Consumption Growth	8
Green Technology and Key High-Tech Applications	8
Rare Earth Common Commercial Uses and Pricing	9
Average monthly pricing of select rare earth oxides: 2010-Jan 2011 (US$ / kg)	11
Employees	12
Environmental Protection	12
Foreign Operations	12
Swedish Mining Laws and Regulations	12
Bankruptcy and Similar Procedures	15
Social or Environmental Policies	15
Mineral Projects	15
Risk Factors	17
Risks Related to the Business of the Company	17
Risks Related to the Common Shares	21
DIVIDENDS	22
DESCRIPTION OF CAPITAL STRUCTURE	22
Options to Purchase Common Shares	22
Share Purchase Warrants	23
Other Securities	23
MARKET FOR SECURITIES	23
Trading Price and Volume	23
Prior Sales	23
ESCROWED SECURITIES	24
DIRECTORS AND EXECUTIVE OFFICERS	24
Name, Occupation, Residence and Security Holdings	24
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	25
Conflicts of Interest	26
AUDIT COMMITTEE	26
The Audit Committee’s Charter	26
Composition of the Audit Committee	26
Relevant Education and Experience	27
Audit Committee Oversight	27
Reliance on Certain Exemptions	27
Pre-Approval Policies and Procedures	27

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TABLE OF CONTENTS
(continued)
Page

External Auditor Service Fees (By Category)	27
LEGAL PROCEEDINGS	28
Regulatory Actions	28
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	28
TRANSFER AGENT AND REGISTRAR	28
MATERIAL CONTRACTS	28
INTERESTS OF EXPERTS	28
Names of Experts	28
Interests of Experts	29
ADDITIONAL INFORMATION	29

SCHEDULE “A” – AUDIT COMMITTEE CHARTER

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PRELIMINARY NOTES

All financial information in this Annual Information Form (“AIF”) of Tasman Metals Ltd. (the “Company” or “Tasman”) is prepared in accordance with Canadian generally accepted accounting principles.

In this AIF, unless the context otherwise requires, the terms the “Company” or “Tasman” refer to Tasman Metals Ltd. together with its subsidiary.

All technical information in this AIF not derived from the Sautusvaara and Vieto Technical Report or the Norra Kärr Technical Report (each as defined herein) has been revised by Mark Saxon, President and Chief Executive Officer of the Company, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists and a Qualified Person (as defined herein).

Documents Incorporated by Reference

Incorporated by reference into this AIF are the following documents:

(a)	The consolidated financial statements of the Company for the years ended August 31, 2011 and August 31, 2010;

(b)	The management discussion and analysis of the Company for the year ended August 31, 2011;

(c)
The technical report titled “Technical Report for Seven Mineral Exploration Claims in Northern Sweden including Calculation of Current Mineral Resource Estimates for the Sautusvaara and Vieto Iron Properties” dated May 1, 2009 (the “Sautusvaara and Vieto Technical Report”) prepared by Geoffrey Charles Reed, B App Sc, MAusIMM of Reed Leyton Consulting (“Reed Leyton”); and

(d)
The technical report titled “NI 43-101 Technical Report, Norra Kärr REE – Zirconium Deposit, Gränna, Sweden” dated January 20, 2011 (the “Norra Kärr Technical Report”) prepared by Pincock Allen & Holt (“PAH”).

Copies of the above documents may be obtained online at the Company’s profile on SEDAR at www.sedar.com and on the Company’s website www.tasmanmetals.com.

Date of Information

All information in this AIF is as of August 31, 2011 unless otherwise indicated.

Forward Looking Statements

This AIF contains “forward-looking statements” and information within the meaning of Canadian securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.  Such forward-looking statements and information include, but are not limited to statements concerning:

•	the Company’s plan for its mineral properties;

•	the future price of rare earth elements, iron ore or other minerals;

•	the estimation of mineral reserves and mineral resources;

•	estimates of the time and amount of future rare earth element and iron ore production for specific operations;

•	estimated future exploration expenditures and other expenses for specific operations;

•	permitting time lines;

•	requirements for additional capital;

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•	litigation risks;

•	currency fluctuations; and

•	environmental risks and reclamation costs.

When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•	risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•	risks relating to the Company’s exploration and development of its mineral properties and business activities;

•	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•	risks related to title to the Company’s mineral properties;

•	risks related to mining operations in Sweden, Finland and Norway;

•	commodity price fluctuations;

•	currency fluctuations;

•	risks related to governmental regulations, including environmental regulations and possible changes thereto;

•	risks related to possible reclamation activities on the Company’s properties;

•
the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties and potential conflicts of interest involving such management;

•	increased competition in the exploration industry; and

•	the Company’s lack of cash flow, history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere.  The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

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Readers are encouraged to consult the Company’s public filings at www.sedar.com and the Company’s regulatory disclosure on its website www.tasmanmetals.com for further, more detailed information concerning these matters.

Mineral Resources and Reserves

In this AIF and the documents incorporated by reference herein, the definitions of “mineral resources” are those used by the Canadian securities administrators and conform to the definitions utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this AIF differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. As such, information contained in this AIF and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Currency and Exchange Rates

Unless otherwise indicated herein, references to “$” or “dollars” in this AIF are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars, references to “$AU” are to Australian dollars and references to “SEK” are to Swedish Krona.

The following tables set forth:

•	the rates of exchange on years ended December 31, in effect at the end of each of the periods indicated;

•	the average exchange rates in effect on the last business day of each month during such periods; and

•	the high and low exchange rate during such periods;

in each case in the table below based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

	2010	2009	2008	2007	2006	2005
Rate at end of period	1.0054	0.9555	0.8166	1.0120	0.8581	0.8577
Average rate during period	0.9704	0.8757	0.9381	0.9304	0.8817	0.8524
High for period	1.0054	0.9716	1.0289	1.0905	0.9099	0.8690
Low for period	0.9278	0.7692	0.7711	0.8437	0.8528	0.7872

in each case in the table below based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Australian dollars:

	2010	2009	2008	2007	2006	2005
Rate at end of period	0.9823	1.0644	1.1696	1.1534	1.0885	1.1690

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2010	2009	2008	2007	2006	2005
Average rate during period	1.0559	1.1149	1.1109	1.1133	1.1705	1.0819
High for period	1.1583	1.2758	1.3291	1.1920	1.2290	1.1791
Low for period	1.0180	1.0181	0.9822	1.0555	1.0885	1.0160

and in each case in the table below based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Swedish Krona:

	2010	2009	2008	2007	2006	2005
Rate at end of period	6.7659	6.8353	6.4350	6.5359	5.8685	6.8166
Average rate during period	6.9837	6.6997	6.1605	6.2952	6.4988	6.1406
High for period	7.6805	7.2150	6.6979	6.8729	6.9930	6.9444
Low for period	6.4475	6.3492	5.7637	5.8275	5.8685	5.5249

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To convert from imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms used in the mining industry and in this AIF:

“Ce”	cerium

“CIM”	Canadian Institute of Mining, Metallurgy and Petroleum

“Hf”	hafnium

“HREE”	heavy rare earth element

“HREO”	heavy rare earth oxide

“indicated mineral resource”
is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

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“inferred mineral resource”
is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“km”	kilometre or kilometres

“La”	lanthanum

“m”	metre or metres

“measured mineral resource”
is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“metallurgy”	the science and art of extraction of metals from their ores and preparing them for use

“mineral deposit”
an identified in-situ mineral occurrence from which valuable or useful minerals may be recovered.  Mineral deposit estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence of mineralization and on the available sampling results

“mineralization”	the process by which minerals are introduced and concentrated within a host rock, and the product of this process

“mineral reserve”
the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“mineral resource”
a concentration or occurrence of diamonds, natural solid inorganic material, or fossilized organic material including base and precious metals, coal, diamonds or industrial minerals in or on the earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are

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known, estimated or interpreted from specific geological evidence and knowledge (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“Nb”	niobium

“Nd”	neodymium

“NSR”	net smelter return royalty

“NI 43-101”	National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators

“Pb”	lead

“Pr”	praseodymium

“probable mineral reserve”
the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“proven mineral reserve”
that economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified (This definition is set out in the CIM Definition of Standards on Mineral Resources and Mineral Reserves.)

“Qualified Person”
under NI 43-101, an individual: (a) who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) with experience relevant to the subject matter of the mineral project and the technical report; (d)  who is a member in good standing with a professional association that, among other things, is self-regulatory, has been given authority by statute or is a foreign association that is generally accepted within the international mining community as a reputable professional association, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics, requires or encourages continuing professional development and has disciplinary powers to suspend or expel a member; and (e) who, in the case of a foreign association, has a membership designation that requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and that requires either a favourable confidential peer evaluation of the individual’s character, professional judgment, experience and ethnical fitness; or a recommendation for membership by at least two peers and demonstrated prominence or expertise in the field

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of mineral exploration or mining.

“REE”	rare earth elements, including the lanthanide series of elements plus yttrium and scandium

“REO”	the oxides of the rare earth elements, which is an industry standard method of presenting REE assay data

“Sm”	samarium

“technical report”
a report prepared and filed in accordance with NI 43-101 and Form 43-101F1 Technical Report that includes, in summary form, all material scientific and technical information in respect of the subject property as of the effective date of the technical report

“TREO”	total rare earth oxide

“Zr”	zirconium

“ZrO2”	zirconium oxide

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CORPORATE STRUCTURE

Name, Address and Incorporation

Pursuant to an amalgamation agreement dated June 30, 2009 (the “Amalgamation Agreement”) on October 22, 2009, Tasman, a private company, amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”), both TSX Venture Exchange (“TSXV”) listed companies, in accordance with the provisions of the Business Corporations Act (the “BCBCA”), as one company under the name “Tasman Metals Ltd.” (the “Amalgamation”).

Ausex was incorporated pursuant to the provisions of the BCBCA on August 31, 2007, Lumex was incorporated pursuant to the provisions of the BCBCA on January 9, 2007 and Tasman was incorporated pursuant to the provisions of the BCBCA on August 27, 2007.

The head office and registered and records office of Tasman is 1305-1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

Intercorporate Relationships

TasMet AB, incorporated pursuant to the laws of Sweden, is the Company’s only subsidiary.  The Company owns 100% of TasMet AB.  TasMet AB has an administrative office in Boden, Sweden.

See “General Development of the Business – General” and “Description of the Business of the Company – Three Year History.”

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Company is a junior resource company engaged in the acquisition and exploration of unproven REE and holds interests in iron ore properties in Scandinavia.

Lumex completed its initial public offering on June 7, 2007.  Ausex completed its initial public offering on January 25, 2008.  Prior to the completion of the Amalgamation of Tasman, Ausex was a Capital Pool Company as such term is defined in TSXV Policy 2.4 – Capital Pool Companies (“CPC”) with no tangible assets, Lumex was a CPC with no tangible assets and Tasman was a private company, at arm’s length to Ausex and Lumex, with its material assets in Sweden.  The Amalgamation of Tasman, Ausex and Lumex served as the “qualifying transaction” for both Ausex and Lumex under the policies of the TSXV (the “Qualifying Transaction”).

The Company’s principal asset is the 100% owned Norra Kärr REE-Zirconium (“Zr”) project in Sweden (the “Norra Kärr project”).  The Norra Kärr project is located in southern Sweden, 300 km southwest of the capital Stockholm and lies in mixed farming and forestry land.  See “Description of the Business of the Company – Mineral Projects, Norra Kärr Project, Sweden”.

Tasman’s common shares are listed on the TSXV and trade under the symbol of “TSM”.  Tasman is a Tier 1 issuer on the TSXV.  On December 2, 2011, the Company’s common shares were listed for trading on the NYSE Amex under the symbol “TAS”.

See “Description of the Business”.

Three-year History

Year ended August 31, 2009

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On May 21, 2009, Ausex and Lumex announced that they had entered into a letter agreement dated May 15, 2009 (the “Letter Agreement”), whereby Ausex and Lumex agreed to combine their respective assets with Tasman.  Under the terms of the Letter Agreement, Ausex and Lumex proposed to acquire all of the issued and outstanding common shares of Tasman in consideration for the issuance of 10,500,000 fully-paid common shares of the corporation formed as a result of the proposed Amalgamation (the “Resulting Issuer”) and repayment of debt of up to a maximum of $70,000.  Upon completion of the Amalgamation, Ausex shareholders were to collectively receive 7,150,000 common shares in the Resulting Issuer based on an exchange ratio of one common share of the Resulting Issuer for each common share held in the capital of Ausex; Lumex shareholders were to collectively receive 5,046,402 common shares in the Resulting Issuer based on an exchange ratio of 1.0806 common shares (based on cash-asset backing) of the Resulting Issuer for each common share held in the capital of Lumex; and Tasman shareholders were to collectively receive 10,500,000 common shares of the Resulting Issuer based on an exchange ratio of one common share of the Resulting Issuer for each common share held in the capital of Tasman.  The transaction was to serve as the Qualifying Transaction for both Ausex and Lumex under the policies of the TSXV.  Subsequently, on July 6, 2009, Ausex and Lumex announced that they signed the formal Amalgamation Agreement dated June 30, 2009 with Tasman on the same terms as the Letter Agreement.  The Amalgamation was approved by the shareholders of Ausex and Lumex at meetings held on September 8, 2009 and became effective on October 22, 2009.  On completion of the Amalgamation, Lumex, Ausex and Tasman amalgamated to form one company under the name Tasman, and Ausex and Lumex ceased to be reporting issuers in British Columbia and Alberta.

Also on May 21, 2009, Ausex and Lumex issued a press release describing the Sautusvaara and Vieto Technical Report commissioned by Ausex regarding seven mineral exploration sites at the Sautusvaara and Vieto iron properties, held by Tasman.

Year ended August 31, 2010

On September 10, 2009, Ausex and Lumex announced that Tasman had applied for three exploration claims totalling 4,446 hectares in Sweden, three claim reservations totalling 2,633 hectares in Finland and one claim of 30 hectares in Norway.  One such project for which an application was made at that time was the Norra Kärr project.

On October 29, 2009, Tasman obtained conditional acceptance for its Qualifying Transaction, being the Amalgamation in accordance with TSXV requirements and received final acceptance to begin trading on the TSXV with Tier 2 status on November 3, 2009.

On the same date, Tasman announced that, in conjunction with its Qualifying Transaction, it completed two non-brokered financings, the first being a private placement of 6,000,000 common shares at $0.10 per common share and the second being a non-brokered private placement of 7,000,000 units at a price of $0.25 per unit, with each unit consisting of one common share and one share purchase warrant (a “2009 Warrant”).  Each 2009 Warrant was exercisable for two years to purchase a further common share of Tasman at an exercise price of $0.40 per common share during the first year and $0.50 per common share during the second year.  These financings combined raised proceeds to the Company of $2,350,000 less transaction costs, including cash finder’s fees.  In connection with the private placements the Company also issued 452,000 common share purchase warrants exercisable for two years at $0.10 as a finder’s fee and 566,000 compensation options, each compensation option exercisable at $0.25 for a period of two years to acquire a further common share and share purchase warrant having the same terms as the 2009 Warrants.  The proceeds of the private placements were used for exploration expenditures on the Company’s mineral projects and general working capital.

On November 16, 2009, Tasman announced that it was preparing to drill at the Nora Kärr project.  It was also disclosed that an independent qualified geologist had been engaged to visit and complete a National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) compliant technical report on the Norra Kärr project (the “2009 Norra Kärr Report”).

On December 3, 2009, Tasman announced that the 2009 Norra Kärr Report had been received.  Based on the results of the 2009 Norra Kärr Report, Tasman disclosed that it would focus its exploration efforts on the Norra Kärr project.  On December 10, 2009, Tasman announced that it had received approval from Swedish land management

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authorities to drill at the Norra Kärr project.  On December 16, 2009, Tasman announced that, further to its previous announcement, drilling at the Norra Kärr project was underway as of December 16, 2009.

On March 8, 2010, Tasman announced that it had arranged a non-brokered private placement for up to 5,000,000 units, at a price of $0.60 per unit, to raise gross proceeds of up to $3,000,000.  Each unit to consist of one common share and one-half of one share purchase warrant (a “March 2010 Warrant”).  Each whole March 2010 Warrant was exercisable to purchase an additional common share for a period of two years at a price of $0.80 per common share during the first year and $1.00 per common share during the second year.  The private placement closed on March 29, 2010.  In connection with the private placement, the Company paid a cash fee of $126,105 and issued 210,175 warrants having the same terms as the March 2010 Warrants as a finder’s fee.  The proceeds of the private placement were used for exploration on the Company’s REE properties and for general working purposes.

On March 31, 2010, Tasman announced that it was expanding its drilling program at the Norra Kärr project.  Following the success of the first five drill holes, the original 15-hole drilling program was expanded to a 26-hole drilling program.

Effective April 6, 2010, Tasman common shares were listed on the Frankfurt Stock Exchange under the trading symbol “T61”.

On March 23, 2010, Tasman signed a binding option and joint venture agreement to acquire a 90% interest in the Bastnäs REE project in south central Sweden.  The project vendor was an arm’s-length Swedish geological consulting group who would provide future technical assistance to Tasman (the “Vendor”).  For Tasman to acquire and maintain its option to earn a 90% joint venture interest in the Bastnäs property, the Company was required to pay the Vendor a total of SEK1,365,000 (approximately $140,000) over a period of five years including SEK260,000 (approximately $37,000) in the first year.  The remaining 10% of the Bastnäs project could be exchanged for a 2% net smelter return royalty (“NSR”) on production from the Bastnäs property, should the Vendor choose not to be a contributing partner once Tasman achieved its 90% ownership.  This NSR could be purchased by Tasman for SEK6,500,000 (approximately $902,000).  Subsequent to February 28, 2011, the Company made a decision to terminate the Bastnäs option agreement.

On April 26, 2010, Tasman announced that it had staked the Otanmäki REE project in central Finland and acquired a 100% interest in three adjoining claim reservations, Otanmäki 1, 2, and 3, which total 2,626 hectares and lie in a historic mining district 450 km north of Helsinki (the “Otanmäki project”).

On May 16, 2010, Tasman negotiated a joint venture with Scandinavian Resources Ltd. (“Scandinavian Resources”) (ASX:SCR) whereby Scandinavian Resources was granted the right to acquire up to a 90% interest in four iron ore claims held by Tasman in the Kiruna district of Sweden (the “Joint Venture”).  The Joint Venture covers the Sautusvaara nr 1, Vieto nr 1, Harrejaure nr 1, Laukujarvi nr 3 exploration claims that total 7,078 hectares, which lie within the Kiruna iron ore district.  The terms of the Joint Venture were as follows:

•	Scandinavian Resources issued to Tasman 588,236 fully paid ordinary shares and paid to Tasman the sum of AU$33,333;

•
Within ten business days of the renewal of claim Sautusvaara nr 1, Scandinavian Resources agreed to issue to Tasman fully-paid ordinary shares having a value of AU$50,000 (which have been issued), pay to Tasman the sum of AU$16,667 and reimburse Tasman for the Mining Inspectorate renewal fees for Sautusvaara nr 1.

•
Scandinavian Resources is required to spend a minimum of AU$175,000, within 12 months prior to being entitled to withdraw.  Should Scandinavian Resources withdraw after meeting the minimum expenditure, it will have no further interest in the claims;

•	Tasman granted to Scandinavian Resources the exclusive right to earn a 51% interest in the claims by spending AU$750,000 on exploration prior to June 30, 2013;

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•	Scandinavian Resources may earn a further 24% interest in the claims by spending a further $500,000 on exploration prior to June 30, 2014;

•	Scandinavian Resources may earn a further 15% interest in the claims by sole funding a feasibility study on at least one claim prior to June 30, 2018, including a minimum spend of $100,000 per annum.

On July 5, 2010, Tasman negotiated a sale and royalty agreement (the “Beowulf Agreement”) with Beowulf Mining plc (AIM:BEM) (“Beowulf”) covering three iron ore claims held by Tasman in Sweden.  The Beowulf Agreement ensured exploration continued on these projects, realized immediate value for Tasman through share payments and provided for a royalty should future production take place.  The Beowulf Agreement transferred 100% ownership of the Nakerivaara nr 1, Parkijaure nr 1 and Parkijaure nr 2, claims that total 1,203 hectares, to Beowulf.  In consideration for the sale, Tasman received 691,921 ordinary shares in Beowulf (equivalent to approximately $40,000 at the time of transaction).  Tasman agreed not to trade such shares for a period of 12 months following their date of issue.  In addition, Tasman retained a 1.5% NSR on any future production in the three permit areas.  Under the Beowulf Agreement, Beowulf will be responsible for all expenditures on the three claims, including any required statutory payments.

On August 5, 2010, Tasman announced assay results from the final six holes drilled as part of the Phase 2 program completed at the Norra Kärr project.  Once again, all six holes intersected REE-Zr mineralization, with a maximum mineralized width of 138 m.  Tasman successfully intersected mineralization in all drill holes completed during this first drill program at Norra Kärr.

On August 31, 2010, Tasman announced the signing of a contract with PAH/Minarco-Mineconsult (both subsidiaries of Runge Ltd.) to complete an independent mineral resource estimation of the Nora Kärr project, the first calculated on the project.  On November 30, 2010, Tasman announced that the previously announced NI 43-101 compliant independent resource estimate for the Norra Kärr project was completed and recommends that the deposit merits additional drilling, metallurgical research and economic investigation.  See “Description of the Business of the Company – Mineral Projects, Norra Kärr Project, Sweden”.

Year ended August 31, 2011

On September 14, 2010, Tasman announced that it had increased its claim holding at the Otanmäki project by acquiring a 100% interest in additional claim applications and claim reservation applications, such that the Otanmäki project then totalled 10,954 hectares in size.

On October 29, 2010, Tasman announced a non-brokered private placement of up to 5,000,000 units at a price of $1.50 per unit, with each unit consisting of one common share and one-half share purchase warrant (an “October 2010 Warrant”).  Each whole October 2010 Warrant was exercisable to acquire one additional common share at a price of $1.85 per share for a period of two years.  The first tranche of the private placement closed on November 18, 2010 and the Company issued 3,333,334 units for gross proceeds of $5,000,000.  A finder’s fee of $193,575 was paid in cash and 129,050 agent warrants were issued having the same terms as the October 2010 Warrants.  On November 26, 2010, the Company closed the final tranche of the private placement and issued 1,666,666 units to one strategic investor, for gross proceeds of $2,500,000.  The proceeds from the private placement were used to fund Tasman’s exploration programs and for general working capital.

On November 16, 2010, Tasman announced that it had begun metallurgical testing on material from the Company’s Norra Kärr project.

On December 15, 2010, Tasman announced that it had received support and all necessary approvals from the private landowners and government authorities to undertake a third phase of drilling at the Norra Kärr project.

On January 19, 2011, Tasman announced that a third phase drill program is now underway at the Norra Kärr project.

On January 27, 2011, Tasman filed the Norra Kärr Report on SEDAR.  The report recommended that the deposit merited additional drilling, metallurgical research and economic investigation.  Mineral resources were modeled by

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PAH applying five different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4%.  At this cut-off, Norra Kärr hosts an inferred mineral resource of 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2, with 53.7% of the TREO being the higher value HREO.

On March 24, 2011, Tasman graduated to Tier 1 status on the TSXV.

On March 25, 2011 the Company filed a registration statement on Form 40-F with the United States Securities and Exchange Commission.

On April 12, 2011, Tasman announced that a first phase drilling program had begun at the Company’s Otanmäki project.  The short program was completed with the aim to confirm the quality and extent of mineralization encountered during historic drilling and test a range of new targets identified by deep till and rock chip sampling, and Tasman’s 2010 magnetic/radio metric survey.  The samples are currently in the laboratory and the results are pending.

On April 26, 2011, the Company announced assay results from the first six holes drilled as part of the Phase 3 program completed at the Norra Kärr project during winter/spring 2011.  All six holes intersected REE-Zr mineralization, with a maximum mineralized width of 160.85 m.  A highlight of these new results is NKA11032 which lies on infill section EF, that intersected 160.85 m at 0.62 % TREO, 1.57 % ZrO2, with 47.9% of the TREO being the higher value HREO, being the thickest intersection of HREE on the project to date.  Of further note is NKA10028, which intersected the highest ZrO2 values discovered thus far at Norra Kärr.  Drill widths quoted approximate the true width of mineralization.

Following the encouraging results achieved thus far in the Phase 3 drilling program at the Norra Kärr project, on April 28, 2011 the Company announced an extension to the program with an additional 11 holes for a total of 33 drillholes.  The Company believes this additional drilling will be used to better define internal boundaries to mineralization, plus deepen holes that were finished in mineralization during the Phase 1 and 2 programs completed in 2009/2010.  The data from the Phase 3 program will contribute to a recalculation of mineral resources at Norra Kärr, with the aim of raising mineral resources from inferred to indicated status, and defining further resources at depth.

On May 2, 2011, the Company announced assay results from an additional three holes drilled as part of the Phase 3 program.  Thickness of REE–Zr mineralization at Norra Kärr has been expanded significantly by this set of drill holes.  The highlight is NKA11033 which intersected 221.4 m of mineralization at an REE grade 17% higher than the grade of the base case of the current NI 43-101 compliant inferred mineral resource.  NKA11033 lies on infill section EF, 80 m west of NKA11032 and intersected 221.4 m @ 0.63% TREO, with 47.9% HREO and 1.60% ZrO2.

The twenty-second hole (NKA11048) of this expanded Phase 3 program is now underway, anticipated to comprise 33 holes in total.  The objective of this drill program is to infill sections to 100 m spacing, test the depth extension of the mineralized intrusion and obtain additional drill core for ongoing metallurgical testing.  Drilling is proceeding well with the REE mineralized intrusion having been intersected in all drill holes.  The mineralized intrusion has now been drill tested to a maximum down-hole depth of 298.8 m in drill hole NKA11040 (assays pending), which ended in the intrusion at the limit of the available drill rods.  This hole extended the depth of intrusion approximately 100 m below the lower limit of current NI 43-101 compliant inferred resource as set out in the Norra Kärr Report.

On May 4, 2011, the Company announced advancements made in the metallurgical processing research being carried out on REE-Zr mineralization from the Norra Kärr project by SGS Minerals Services (“SGS”).  This first stage of metallurgical test work has demonstrated that:

•	90% of REE mineralization at Norra Kärr is hosted by zirconosilicates that liberate effectively and have high surface area exposure, making them available for attack by acid;

•	Greater than 90% of REEs have been recovered from the Norra Kärr mineralization during leach testing, by applying a pre-leach at room temperature, followed by an acid roast and leach.

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On May 26, 2011, the Company announced that its registration statement on Form 40-F, filed with the United States Securities and Exchange Commission, became effective on May 24, 2011.  Tasman filed the registration on Form 40-F as part of the process to seek approval to list its common shares on the NYSE Amex.

On June 17, 2011, the Company announced the completion of the winter/spring drilling program undertaken at the Norra Kärr project.  Twenty-three new drill holes were completed and six existing drill holes were extended for a total of 4,734 m of drilling.  The thickness of REE-Zr mineralization at Norra Kärr has been expanded significantly by this drilling program.  Assays are awaited for much of this drilling program.  With this substantial increase in drilling data, the Company has contracted independent consultants PAH to update the existing NI 43-101 resource calculation which will define an “in-pit” resource and incorporate more than twice the drilling data that was used in the initial calculation.  This resource will form the basis for a future preliminary economic assessment on the Norra Kärr project.

On June 29, 2011, the Company announced results from an additional four holes drilled as part of the Phase 3 program that was recently completed at the Norra Kärr project.  The latest set of drill holes have again intersected REE-Zr mineralization with both increased grade and thickness.  The highlight is NKA11038 which intersected 241.3 m of mineralization at an REE grade 26% higher than the grade of the base case of the current NI 43-101 compliant inferred mineral resource.  NKA11038 is the westernmost hole on infill section EF, 80m west of NKA11033 and intersected 241.3m @ 0.68% TREO, with 55.0% HREO and 1.85% ZrO2.

On July 6, 2011, the Company reported that the Swedish Geological Survey (“SGU”), following consultation with local government authorities, declared the Norra Kärr project a “National Interest” under the Swedish Environment Act.  The Company welcomed the recognition given to the Norra Kärr project as a “National Interest” project as it protects Norra Kärr  from any land use that may compete with future mining.

On July 18, 2011, the Company announced the appointment of Mr. Jim Powell as Vice President, Corporate Development of the Company.

On August 9, 2011, the Company reported that it had retained PAH for the preliminary economic assessment of the Norra Kärr project.  The study will commence in August and be completed by before the end of March 2012.

Recent Activities

On September 6, 2011, the Company announced the appointment of Dr. Henning Holmström as Project Development Manager for the Norra Kärr project.

On September 16, 2011, the Company announced the appointment of Mr. Gillyeard (Gil) Leathley as a director of Tasman effective September 13, 2011. Mr. Leathley was granted stock options to purchase up to 100,000 common shares of the Company at a price of $3.37 per common share for a period of three years.

On October 13, 2011, the Company announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden (the “Olserum project”). The Olserum project is located only 100 km east of the Norra Kärr project and was purchased outright from Norrsken Energy Ltd., a private UK registered company, for total consideration of 37,746 common shares of Tasman.

The Olserum project is located approximately 10 km from the Baltic coast, 30 km north of the town of Västervik and 200 km SSW of Stockholm. The project is secured by a granted exploration claim 1,100 hectares in size, and a surrounding exploration claim application 7,800 hectares in size.

The REE potential of the Olserum region was first identified by the SGU in the early 1990s, when a number of REE anomalous samples were collected and assayed from several locations. The presence of yttrium (Y) enriched outcrops associated with historic iron ore prospects was noted. In 2003, the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum. During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

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On November 30, 2011, the Company announced that it had been approved to list its common shares on the NYSE Amex beginning on December 2, 2011, under the ticker symbol “TAS”.

See also “Description of the Business of the Company”.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

 General

The Company is in the mineral acquisition and exploration business.  The Company is the 100% owner of  58 claims and 116 claim applications for strategic metals, including REE in Sweden, Finland and Norway, and is the owner of various interests in seven iron ore exploration claims in the Kiruna district of Sweden.

Rare Earth Market Overview

“Rare earths” is a term commonly used to describe the 15 chemically similar, lanthanide elements which appear together towards the bottom of the Periodic Table.  Two other elements, yttrium and scandium, which have similar chemical properties, are often also referred to as “rare earths”.  The oxide produced from processing rare earths are collectively referred to as the “rare earth oxides”.

Rare earths often do not occur in high enough concentrations in the earth’s crust to make their extraction economic.  The oxides that are produced from processing the REE constitute the basic material that can be sold to the market or further processed into metals or alloys.  Rare earths are generally characterized as either light rare earths or heavy rare earths and both are found to varying degrees in all known rare earth deposits.  Rare earths are typically recovered together from the mining of rare earth bearing deposits and processed before sequential separation into individual REO.  Rare earths are typically sold as processed oxides but can be sold as concentrate as well with prices

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for individual rare earths in pure oxide form varying significantly.  It is generally the case that heavy rare earths command a higher price per unit.

Rare earths possess certain chemical and physical properties which when synthesized, make them indispensable in a number of industries including many green energy technologies and high-tech applications.  They are widely recognized as being among the most valuable and strategically important minerals for the continued development of a modern technological society.  Among the unique properties of rare earths are their high thermal and electrical conductivity, magnetism, luminosity, catalytic and optical properties.  In several industrial sectors, traditional materials are approaching their technological limits and product development engineers are increasingly turning to new materials, such as rare earths, to maintain the current pace of high-tech advancement within increasingly stringent environmental and energy efficiency guidelines.  Current rare earth applications include hybrid and battery powered plug-in vehicles, cellular telephones, personal digital devices including hard drives, wind power turbines, fiber optics and compact fluorescent lighting.  Those rare earths used in high-strength magnets (Neodymium, Praseodymium, Dysprosium and Terbium) are in particularly high demand.

 Forecasted Consumption Growth

Application	Forecast Consumption (tonnes REO)		Rate of Growth (2010 – 2015)
	2010	2015
Catalysts	24,500	28,500	3–5%
Glass	11,000	11,000	0%
Polishing	19,000	30,500	8-10%
Metal Alloys	22,000	35,000	8-12%
Magnets	26,000	48,000	10-15%
Phosphors	8,500	13,000	6-10%
Ceramics	7,000	9,500	6-8%
Other	7,000	9,500	6-8%
Totals	125,000	185,000	6-10%

Source: Industrial Minerals Company of Australia Pty Ltd.

 Green Technology and Key High-Tech Applications

The rare earths market fundamentals are currently strong, with tight supply and robust demand ensuring continued strong prices.  Demand for rare earths is estimated to have grown at approximately 12% per annum in the last part of the decade.  The growth has principally been driven by the ever-increasing range of applications utilizing rare earths across consumer electronics, clean energy technologies, high-tech and defence applications, as traditional materials

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reach their operational performance limits.  Roskill Information Services Ltd. and Industrial Minerals Company of Australia Pty Ltd. forecast global consumption growth from an estimated 125,000 tonnes in 2010 to 185,000 tonnes in 2015 representing a 6% to 10% per annum growth rates.  Acceleration in demand growth is forecast between 2015 and 2020 with demand estimated at approximately 280,000 tonnes per annum.

Rare earth prices vary significantly by element and have increased significantly over the past five years.

 Rare Earth Common Commercial Uses and Pricing

Rare Earth Element	Commercial Uses	Price (US$/Kg)
Scandium	Stadium lights	n/a
Yttrium	Lasers	$165.00
Lanthanum	Electric car batteries	$145.00
Cerium	Lens polishes	$150.00
Praseodymium	Searchlights, aircraft parts	$240.00
Neodumium	High strength magnets	$320.00
Promethium	Portable X-ray units	n/a
Samarium	Glass	$125.00
Europium	Compact fluorescent bulbs	$3200.00
Gadolinium	Neutron radiography	$200.00
Terbium	High strength magnets	$2900.00
Dysprosium	High strength magnets	$1500.00
Holmium	Glass tint	n/a
Erbium	Metal alloys	n/a
Thulium	Lasers	n/a
Ytterbium	Stainless steel	n/a
Lutetium	None	n/a
Source:  Metal Pages

Approximately 96% of rare earths production currently takes place in China.  Chinese policy with respect to the export of rare earths, more stringent environmental standards, and the closure of small unsafe mining operations in China has had, and is expected to have, a significant impact on the market for rare earths.  China’s dominance in the rare earths market and their increasing significance in technological applications has given strategic significance to promising rare earths projects located outside of China.

Chinese government policy expected to impact the rare earths market include:

•	The introduction of a Chinese government-controlled unified pricing system for light rare earths;

•	The shutting down of small unsafe and illegal mining operations;

•	A reduction in the number of rare earths mining and processing facilities;

•	Increasingly tighter rare earths export quotas and the imposition of export tariffs ranging from 15-25%; and

•	Chinese government is considering the build-up of national strategic rare earths mineral reserves.

China has imposed increasingly restrictive export quotas on rare earths year-over-year from 2005 to 2010, as shown in the table below:

Year	Annual Export Quota (tonnes REO)		Total	Change in Total
	Domestic Companies	Foreign Companies
2005	48,040	17,659	65,609	n/a

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2006	45,752	16,069	61,821	-5.80%
2007	43,574	16,069	59,643	-3.50%
2008	40,987	15,834	56,939	-4.50%
2009	33,300	16,845	50,145	-11.90%
2010	22,512	7,746	30,258	-39.70%

Source:  Industrial Minerals Company of Australia Pty Ltd.

It is believed that China’s increased protectionist stance on the export of rare earths is in order to maintain a long-term domestic supply for domestic manufacturing and force foreign companies to set up and manufacture goods domestically.  China’s largest rare earths mine, Bayan Obo, which currently provides 50% of the world’s annual rare earths production as a by-product of iron mining operations, is at capacity and is expected to see declines in rare earths production rates as future ore selection is expected to contain lower grades of rare earths.  Several of China’s other rare earths mines present environmental or technical problems as a result of over exploitation or the mining method selected.

Historical rare earth pricing has increased significantly in recent years, which is related to the above factors, including estimated demand, expected further constraints to supply, etc.

Note: Price per kilogram of 43.5% rare earth oxide in rare earth concentrates from January 2006 to August 2010.

Source: Metal Pages

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Average monthly pricing of select rare earth oxides: 2010-Jan 2011 (US$ / kg)

Sweden

Tasman holds 14 claims in Sweden considered prospective for REEs.  The Norra Kärr project, the principal asset of the Company, is located in southern Sweden.  See “Description of the Business of the Company – Mineral Projects, Norra Kärr Project, Sweden”.  On October 13, 2011, the Company announced the acquisition of the Olserum project located 100 km east of the Norma Kärr project.

Finland

In Finland, Tasman has 116 claim reservation applications and 37 granted claims.  The 100% owned claim applications cover and surround the historic Korsnäs mine operated as a mixed open pit and underground operation from 1959 and closed in 1972 due to falling Pb prices.  The Company also has claim holding at Otanmäki which lies in a historic mining district 450 km north of the capital Helsinki.

Norway

In Norway, Tasman has been granted seven claims covering 208 hectares considered prospective for REEs.

Iron Projects

Tasman's iron ore projects are centred on the iron mining centre of Kiruna, 260 km from Luleå Harbour and 200 km from Narvik Harbour in Norway.

On May 16, 2010, Tasman  entered into an option agreement with Scandinavian Resources Limited (“Scandinavian”) whereby Scandinavian has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims covering approximately 7,078 hectares in Sweden.

On July 5, 2010 the Company entered into a sale agreement with Beowulf Mining PLC covering the three remaining iron ore property exploration licenses held by Tasman in Sweden.

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See “General Development of the Business – Three Year History” and “Description of the Business of the Company – Mineral Projects” for further information on the Company’s assets.

Employees

As at August 31, 2011 the Company had five full-time employees and employed five part-time contractors.

Environmental Protection

The current and future operations of Tasman, including development activities on the properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters.  Environmental protection requirements did not have a material effect on the capital expenditures, and competitive position of Tasman in the financial year ended August 31, 2011.

Foreign Operations

Tasman’s principal exploration and development properties are located in Sweden.

A summary of the regulatory regime material to the business of the Company in Sweden is as follows:

Swedish Mining Laws and Regulations

The following is a summary of Swedish mining laws and regulations as discussed in greater detail in the Sautusvaara and Vieto Technical Report incorporated by reference herein.  In addition, rules and regulations pertaining to mining exploration in Sweden are set forth in the “Guide to Mineral Legislation and Regulations in Sweden”, which is available from the offices of the SGU or on their website at www.sgu.se.

The Mining Inspectorate of Sweden (“Bergsstaten”) is the agency responsible for the administration of mineral resources in Sweden.  The Bergsstaten provides clear directives for conducting mineral exploration, which are available from the Bergsstaten website (www.bergsstaten.se).  The Bergsstaten comes under the authority of the Ministry of Industry, Employment and Communications in Sweden, and reports to, and receives administrative and other support from, the SGU.  The director of the Bergsstaten is the Chief Mining Inspector, appointed by the government of Sweden.  The functions of the Bergsstaten are to issue permits under the Minerals Act for the exploration and exploitation of mineral deposits and to ensure compliance with the Minerals Act.

Principal acts and ordinances of Sweden which govern the exploitation of minerals include:

•	The Minerals Act.

•	Minerals Ordinance.

•	The Act on the Continental Shelf.

•	The Continental Shelf Ordinance.

•	The Certain Peat Deposits Act.

•	The Certain Peat Deposits Ordinance.

Approval Process for Mining in Sweden

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The following stages (and approvals) sets out the process and requirements to be followed in order to proceed from exploration through to final approval of mining in Sweden:

	Steps	Approval Required
1.	Exploration permit (undersökningstillstånd) (survey of the bedrock)	Mining Inspector
2.	Exploration work (undersökningsarbete) (when the environment or land use is affected)	County Administrative Board etc; Landowner
3.	Exploitation concession (bearbetningskoncession) (with environmental impact assessment and approval under chapters 3–4 of the Environmental Code)	Mining Inspector; County Administrative Board etc or Government in case of disagreement)
4.	Permission under the Environmental Code (Chapter 9 of the Code)	Environmental Court
5.	Designation of land (markanvisning)	Landowner; Mining Inspector
6.	Building permit under the Planning and Building Act	Local authority

Exploration Permits

Exploration permits are granted for specified areas that are judged by the Bergsstaten to be of suitable shape and size that are capable of being explored in “an appropriate manner”.  The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of SEK20/hectare, covering an initial period of three years.  If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK16 or SEK10, respectively (of the original SEK20 fee) per abandoned hectare becomes refundable.

It is possible to extend the time a claim is held to a total of 15 years after the date of the original granting, but the annual fees per hectare increase substantially: SEK21/year/hectare for years four to six, SEK50/year/hectare for years 7 to 10, and SEK100/year/hectare for years 11 to 15.  No further extension of mineral exploration permits is allowed after year 15.  The high fees in the later years discourage excessive claim holdings deemed to be of little value by the holder.  An exploitation concession (mining permit) can be applied for at any time while a claim is in good standing, and may be granted for a period of up to 25 years.  An exploration report, with results (raw data), must be submitted to the Bergsstaten.

An exploration permit gives the holder a preferential right to an exploitation concession and access to land for exploration work that does not damage the environment or land use.  An exploration permit does not entitle the holder to undertake exploration work that damages the environment (as assessed by the County Administrative Board), or land use (the consent of the landowner is required if no security is provided).

If security for compensation for encroachment has not been given, and the landowner has not given consent, exploration work is not permitted, or is permitted only on the basis of an exemption.

Contact with landowners in connection with exploration under the Minerals Act:

•	Every landowner in the area is to be notified of the decision to grant a permit.

•	The permit holder must give at least two weeks' notice of the exploration work.

•	Right to full compensation for damage and encroachment - the authorities are to decide if agreement cannot be reached.

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•	The permit holder must provide security for compensation unless otherwise agreed by the landowner.

•	No exploration work closer than 100 m to a site with a building; otherwise the landowner must be asked for permission.

The Minerals Act relates to the exploration and exploitation of certain mineral deposits on land, regardless of the ownership of the land.  Applications for permits are made to the Bergsstaten.  The Minerals Act sets out which mineral substances its provisions apply; these are known as concession minerals.  Concession minerals are divided into three categories, being traditional ores, certain industrial minerals, and finally oil, gas and diamonds.  Other minerals and other kinds of rock, gravel and sand are excluded from the Minerals Act and are normally referred to as landowner minerals.

An exploration permit (“undersökningstillstånd”) gives access to the land and an exclusive right to explore within the permit area.  It does not entitle the holder to undertake exploration work in contravention of any environmental regulations that apply to the area.  Applications for exemptions are normally made to the County Administrative Board.

An exploration permit is granted for a specific area where a successful discovery is likely to be made.  It should be of a suitable shape and size and no larger than may be expected to be explored by the permit holder in an appropriate manner.  Normally, permits for areas larger than a total of 100 hectares are not granted to private individuals.  A permit would be granted if there is reason to believe that exploration in the area may lead to the discovery of a concession mineral.  An exploration permit is initially valid for a period of 3 years, after which it can be extended up to a total of 15 years if special conditions are met.  Compensation must be paid by the permit holder for damage or encroachment caused by exploration work.  When an exploration permit expires without an exploitation concession being granted, the results of the exploration work undertaken must be reported to the Bergsstaten.

Exploitation Concessions

An exploitation concession (“bearbetningskoncession”) gives the holder the right to exploit a proven, extractable mineral deposit for a period of 25 years, which may be extended.  Permits and concessions under the Minerals Act may be transferred with the permission of the Bergsstaten.

An exploitation concession relates to a distinct area, and as designated on the basis of the location and extent of a proven mineral deposit.  A concession may be granted when a mineral deposit is discovered which is probable technically and economically recoverable during the period of the concession, and if the nature and position of the deposit does not make it inappropriate to grant a concession.  Special provisions apply to concessions relating to oil and gaseous hydrocarbons.

Under the provisions of the Environmental Code, an application for an exploitation concession is to be accompanied by an environmental impact assessment.  Applications are considered in consultation with the County Administrative Board, taking into account whether the site is acceptable from an environmental point of view.  A special environmental impact assessment for the mining operation must always be submitted to the Environmental Court, which examines the impact of the operation on the environment in a broad sense.  The Environmental Court also stipulates certain conditions, if any, which the operation must meet.

Mining companies in Sweden (limited companies) pay corporations tax at a rate of 28% under the same rules as every other company.  Accordingly, there are no special taxation rules for such companies.  A royalty is paid on the value of minerals produced at a rate of 0.2%, which is shared between the landholder and the Swedish government, each receiving 0.15% and 0.05% respectively.  The application fee for an exploration permit is SEK500 for each area of 2,000 hectares or part thereof.  The exploration fee varies for different concession minerals and for different periods of validity.  The application fee for an exploitation concession is SEK6,000 per area.

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Bankruptcy and Similar Procedures

There are no proceedings against Tasman or its subsidiaries in the nature of bankruptcy, receivership or similar proceedings, or any voluntary bankruptcy, receivership or similar proceedings by Tasman within the three most recently completed financial years and up to the date of this AIF.

Social or Environmental Policies

Tasman is committed to conducting its business activities in a manner that promotes sustainable development and improvement of social welfare in the regions in which it operates.  Tasman makes efforts to limit the impact of its activities on the natural environment and the surrounding communities.  Tasman strives to conduct its business responsibly and in a way intended to protect its representatives, consultants, contractors, the community and the environment.  Tasman is committed to conducting its business in a manner that provides a safe and healthy workplace and environment for its employees, contractors and representatives.

Mineral Projects

As of the date of this AIF, the Company is the 100% owner of 175 claims and claim applications for strategic metals, including REE in Sweden, Finland and Norway, and the owner of various interests in four iron ore exploration claims in the Kiruna district of Sweden.  As of the date of this AIF, the Company’s principal mineral project is the Norra Kärr project.  For a detailed description of the projects of the Company refer to the documents incorporated by reference herein.

Norra Kärr Project, Sweden

Norra Kärr is located in southern Sweden, 300 km southwest of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 350 m x 1,100 m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  REE bearing minerals include eudialyte, catapleite, britholite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Drilling by Tasman at Norra Kärr commenced in mid-December 2009 and was completed during May 2010, with a total of 26 holes drilled for a total of 3,276 m.  All 26 holes intersected nepheline syenite to the approximate 100 m vertical drill depth and in addition confirmed the intrusion to be approximately 350 m in width. Numerous holes finished in mineralization.

Following the success of this drilling program, Tasman initiated metallurgical testing on material from Norra Kärr.  SGS is undertaking mineralogical characterization, concentrate preparation and hydrometallurgical testing on a 100 kilogram sample.  This metallurgical study is the first comprehensive work to be undertaken on the Norra Kärr project.  Mineralogical characterisation is focusing on identifying the presence and abundance of REE bearing minerals using QEMSCAN™ and electron microprobe technology.  Metallurgical test work is underway to prepare an REE mineral concentrate using gravity, magnetic, electromagnetic and flotation procedures with a view to determining the most efficient and effective method for future processing.  The REE mineral concentrate will then be subjected to various hydrometallurgical techniques, to identify possible extraction methods.

In January 2011, the Company filed on SEDAR the Norra Kärr Technical Report, which is incorporated by reference herein.  This report is available on SEDAR at www.sedar.com.

As recommended in the Norra Kärr Technical Report, Tasman began a third phase of drilling at Norra Kärr in January 2011 and was completed in June 2011.  Twenty-three new holes were completed and six existing drill holes were extended, for a total of 4,734 m of drilling.

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Readers are directed to review the Norra Kärr Technical Report which can be reviewed in its entirety at www.sedar.com for detailed disclosure relating to the Norra Kärr project.  The Norra Kärr Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.  The Norra Kärr Technical Report contains the expression of the professional opinions of Qualified Persons upon information available at the time of preparation of the Norra Kärr Technical Report.  The disclosure, contained in the Norra Kärr Technical Report, is subject to the assumptions and qualifications contained in the Norra Kärr Technical Report.

The Norra Kärr Technical Report by Geoff Reed, Senior Consulting Geologist for PAH.

Other Mineral Properties

Korsnäs, Finland

The Company’s 100% owned claim applications in Finland cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1 km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Korsnäs was first identified in 1950 through the discovery of Pb sulphide-bearing glacial boulders.  In the 1950s, the Geological Survey of Finland (“GTK”) followed up the mineralized boulders with various geochemical and geophysical methods and diamond drilling which led to the discovery of the REE-Pb deposit in 1955.  Between 1959 and 1972, Outokumpu Oy produced a total of 0.87 million tonnes of ore at a grade of 3.6% Pb and 0.83% REEs.  This production estimate is based on a report titled “Outokumpu Oy:n Korsnäsin ja Petolahden kaivosten vaiheita” by Reino Himmi in 1975.

REE-Pb mineralization occurs within a north-south trending skarn zone comprised of coarse-grained calcite, feldspar, diopside, apatite, galena, scapolite, fluorite and barite hosted by a regional mica gneiss.  The mined and drill defined ore body is approximately 20 m thick, is known to trend over a strike length of greater than 300 m, and extends from surface to a vertical depth of 175 m.  Ore resources remaining at the conclusion of mining have not yet been determined.  It remains unknown to what extent mineralization continues along strike and at depth from the mined out areas.

Apatite, monazite and allanite are the principal REE minerals present at Korsnäs, although the site is well known for numerous exotic rare earth element minerals.  Based on limited sampling of rare earth element bearing minerals by Papunen et al. 1986 (Suomen malmigeologia), Ce, La and Nd comprise 80 - 90% of the REEs present, the balance consisting principally of Pr and Sm.

Otanmäki, Finland

On September 14, 2010, Tasman announced it had increased its claim holding at Otanmäki, such that the Otanmäki project now totals 10,954 hectares in size.  This change in claim holding included the application for claims in some areas where tenure had previously been secured by Tasman’s claim reservations.  The Otanmäki project lies in a historic mining district 450 km north of the capital Helsinki, with excellent infrastructure including railway access within 2 km of the claim boundary.

The Otanmäki project secures for Tasman two REE- Nb and Zr prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 m have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the GTK.  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in

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1983, and at Kontioaho the year after.  Tasman has access to all previous publicly available exploration data and drill core from GTK and Rautaruukki Oy.

Katajakangas is comprised of a number of REE mineralized horizons, the most persistent being up to 1.4 m in thickness, and drill tested over a strike length of more than 850 m.  The REE zone remains open along strike and at depth.  REEs at Katajakangas are present as fergusonite, allanite and lesser columbite within a metasomatic altered interval of quartz-feldspar schist.

To facilitate exploration at Otanmäki, on October 5, 2010 the Company announced the completion of a 1,300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc. of Vancouver, Canada, with flight line spacing a combination of 50 and 100 m, and an aircraft elevation of 40 m.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

Numerous high priority radiometric/magnetic anomalies have been identified for follow-up, many of which are associated with known mineralized trends.  Ground checking of anomalous areas with mapping and sampling is underway.

Iron Projects

As described elsewhere in this AIF, Tasman has completed two transactions with public companies covering the joint venture or sale of the Company’s iron ore projects.  Tasman is not the operator of either joint venture.  See “General Development of the Business – Three Year History”.

Risk Factors

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks.  The risk factors noted below do not necessarily comprise all those faced by the Company.  Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company.  If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Risks Related to the Business of the Company

Exploration Hazards and Risks

Natural resource exploration generally involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to, the following; environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration of precious and base metals, any of which could result in work stoppages, asset write downs, damage to or destruction of equipment and other facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, or hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards.  Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at

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all.  In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all.  Any such event could have a material adverse affect on the Company’s business.

Exploration and Development of Natural Resource Properties

There is no known body of commercial ore on Tasman’s mineral properties.  Development of Tasman’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that Tasman’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The long-term profitability of Tasman’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond Tasman’s control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Uncertainty of Funding

The Company has limited financial resources, and the mineral properties in which the Company has an interest require financial expenditures to be made by the Company.

There can be no assurance that adequate funding will be available to the Company so as to maintain its interests, conduct exploration activities and, if warranted, commence development of a mineral property.  Further exploration work and development of the properties in which the Company has an interest depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Recent Market Events and Conditions

The unprecedented events in global financial markets since mid 2008 have had a profound effect on the global economy.  Many industries, including the mining industry, have been affected by these market conditions.  Some of the key effects of the financial market turmoil have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s activities.  Specifically the global credit/liquidity crisis has affected the volatility of precious and base metal prices, energy prices, commodity and consumables prices and currency exchange rates.  These factors affect the valuation of the Company’s equity securities and the cost and availability of financing.  As a result, these factors could have a material adverse effect on the Company’s financial condition.

Calculation of Reserves and Resources

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding grades to be mined and recovered.  Until mineral reserves or mineral resources are

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actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.  Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.  To date, the Company has not established reserves on any of its mineral properties.  In addition, there can be no assurance that precious or other metal recoveries in small scale laboratory testing will be depreciated in larger scale tests under on-site conditions or during production.

Government Regulation

The Company’s exploration operations are, and any development activities which it conducts in the future will be, subject to extensive federal, territorial and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property.  There is no assurance that future changes in such laws and regulations, if any, will not adversely affect the Company’s operations.  The activities of the Company require licenses and permits from various governmental authorities.  The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.  Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business.  However, even with the application of considerable skill the Company may fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Obtaining and Renewing of Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for its exploration activities and will require permits for the development, construction and commencement of any mining operations.  Obtaining or renewing the necessary governmental permits is a time-consuming process involving numerous regulatory agencies and involving public hearings and costly undertakings on the Company’s part.  The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.  The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can ultimately recover from a given property once in production.  Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations.  The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations.  Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company.

Title to Assets

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Although the Company has received or will receive title opinions for properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company’s claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired to confirm that there are no other claims or agreements that could affect its title to the concessions or claims.  If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities.  As a result of this competition, some of which is with large, well-established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable.  There can be no assurance that the Company will be able to acquire any interest in additional projects that would yield resources or reserves or result in commercial mining operations.

Agreements with Other Parties and Third Party Reliance

The Company has agreements with other parties relating to the exploration and development of its properties.  The Company may, in the future, be unable to meet its share of costs incurred under the agreements to which it is a party, and may have its interest in the properties subject to such agreements reduced as a result.  Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company’s rights to acquire interests in certain of its non-material mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success.  The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other experienced executives and personnel focused on managing the Company’s interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff.  If the Company is not able to attract, hire and retain qualified personnel, its operations could be impaired.

Potential Conflicts of Interest

There is no assurance that the needs of the Company will receive priority in all cases.  From time to time, several companies may participate together in the acquisition and exploration of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

See “Directors and Executive Officers – Conflicts of Interest” for information concerning potential conflicts of interest of the Company’s directors and officers.

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Risks Related to the Common Shares

Reliability of Financial Statements

The Company prepares its financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles (commencing September 1, 2011, International financial reporting standards).  In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company.  Significant accounting details are described in more detail in the notes to the Company’s annual consolidated financial statements for the year ended August 31, 2011.  In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting.  Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, it cannot provide absolute assurance in that regard.

Substantial Volatility of Share Price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of the common shares is also significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports.  Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the common shares; and the market price of the common shares and size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

Potential Dilution of Present and Prospective Shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into or exercisable for common shares.  The Company cannot predict the size of future issues of common shares or the issue of securities convertible into or exercisable for common shares or the effect, if any, that future issues and sales of the common shares will have on the market price of the common shares.  Any transaction involving the issue of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of shares.

Lack of Dividends

No dividends on the common shares have been paid to date.  The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business.  Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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DIVIDENDS

No dividends on the common shares have been declared during the past three fiscal years ended August 31, 2011.  The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  As at August 31, 2011, 58,480,289 common shares were issued and outstanding.  As of the date of this AIF, there were 58,643,035 common shares issued and outstanding.

Registered shareholders are entitled to one vote for each common share held on all matters to be voted on by the shareholders.  Each common share is equal to every other common share, is entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the Company’s assets among the shareholders for the purpose of winding up its affairs after it has paid out its liabilities.  Common shares are not subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.

Options to Purchase Common Shares

The Company’s 10% rolling incentive stock option plan (the “Stock Option Plan”) permits the Company to grant to directors, officers, employees and consultants of the Company and its subsidiary companies, incentive stock options to purchase from the Company a designated number of authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares at the time of grant.  A total of 3,576,172 stock options, each option to purchase one common share, granted by the Company to its directors, officers, employees and consultants are outstanding as of the date of this AIF.

Expiry Date	Exercise Price	Number of Options Outstanding
May 31, 2012	$0.10	69,672
October 22, 2012	$0.25	1,175,000
January 25, 2013	$0.10	75,000
March 5, 2013	$0.60	50,000
December 24, 2013	$2.78	146,500
January 6, 2014	$3.45	915,000
January 17, 2014	$3.84	100,000
July 15, 2014	$4.22	200,000
August 9, 2014	$2.72	200,000
August 9, 2014	$3.20	50,000
August 22, 2014	$2.92	60,000
September 13, 2014	$3.37	100,000
December 6, 2014	$2.19	435,000
		3,576,172

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Share Purchase Warrants

As at the date of this AIF, the Company has share purchase warrants outstanding entitling the holders to purchase 3,035,882 shares as follows:

Expiry Date	Exercise Price	Number of Warrants
March 25, 2012	$1.00	322,275
November 17, 2012	$1.85	1,354,274
November 26, 2012	$1.85	833,333
April 1, 2012/April 1, 2013	$0.40/$0.50	526,000
		3,035,882

The warrants are not listed on the TSXV or the NYSE Amex.

Other Securities

No other securities have been issued by the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of Tasman are listed for trading on the TSXV.  The common shares continue to trade under the symbol “TSM” and on the NYSE Amex under the symbol “TAS”.  The following table sets forth the price range and volume of shares traded on the TSXV for the periods indicated.

Month	High Cdn$	Low Cdn$	Volume

2010
September	2.00	1.11	9,882,963
October	1.32	0.83	3,803,131
November	3.88	1.33	15,466,119
December	4.90	3.01	6,047,452
2011
January	4.99	3.40	6,380,817
February	5.91	4.54	4,040,092
March	5.36	2.92	6,081,695
April	5.98	4.40	5,791,608
May	5.86	4.05	5,196,176
June	5.14	3.52	3,634,828
July	4.90	4.05	1,936,614
August	4.24	3.02	3,101,926
September	3.99	1.96	3,262,530
October	3.47	1.52	3,444,840
November	3.38	1.86	2,902,732
December 1 - 21	2.75	1.58	1,626,485

The following table sets forth the price range and volume of shares traded on the NYSE Amex for the period indicated.

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Month	High US$	Low US$	Volume

2011
December 2 - 21	2.85	1.51	1,570,329

Prior Sales

Other than as set forth herein as of August 31, 2011, the Company did not issue any securities that were not listed on the TSXV and the NYSE Amex.

See “Description of Share Capital”.

ESCROWED SECURITIES

There are no securities of the Company held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation, Residence and Security Holdings

The following table sets forth the name, municipality, province or state of residence, position held with the Company, the date of appointment, principal occupation within the immediately preceding five years.  The statement as to securities beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this AIF.  Directors of the Company hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name, Position and Municipality of Residence(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
MARK SAXON President, Chief Executive Officer & Director Victoria, Australia	Professional Geologist, President and CEO of the Company	Since October 22, 2009
NICK DEMARE Chief Financial Officer & Director British Columbia, Canada	Chartered Accountant, President of Chase Management Ltd. since 1991	Since October 22, 2009
DAVID HENSTRIDGE(3) Non-Executive Chairman & Director Victoria, Australia	Professional Geologist, President and CEO of Tumi Resources Limited	Since October 22, 2009
MICHAEL HUDSON Director Victoria, Australia	Professional Geologist, President and CEO of Mawson Resources Limited	Since October 22, 2009
JAMES POWELL Vice President - Corporate Development Ontario, Canada
President of Terre Partners since July 2011.  Equity Research Analyst for Laurentian Bank Securities from April 2010 to July 2011; Northern Securities from November 2007 to March 2010; and GMP Securities from June 2004 to November 2007
Since July 15, 2011
MARIANA BERMUDEZ Corporate Secretary British Columbia, Canada	Administrator of Tumi Resources Limited; Corporate Secretary of Tumi Resources Limited, Tinka Resources Limited, Mawson Resources Limited, Tasman Metals Ltd. and Tasex Capital Limited	Since October 22, 2009
ROBERT G. ATKINSON(3)(4)(5)(6) Director British Columbia, Canada	Self-employed businessman, Vice Chairman of Spur Ventures, Director of Sprott Resource Lending Corp.	Since October 22, 2009

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Name, Position and Municipality of Residence(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
GILLYEARD (GIL) LEATHLEY(3)(4)(5)(6) Director British Columbia, Canada	Qualified Mine Surveyor and Industrial Engineer, Consultant	Since September 13, 2011
(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)
The Company was formed on October 22, 2009 through the amalgamation of Ausex Capital Corp., Lumex Capital Corp., both public companies, and Tasman Metals Ltd., a private company prior to the amalgamation.

(3)	Denotes member of the Audit Committee.

(4)	Denotes member of the Compensation Committee.

(5)	Denotes member of the Nominating Committee.

(6)	Denotes member of the Corporate Governance Committee

The term of office of the directors expires at the beginning of the next annual general meeting or when their successors are elected or appointed.  All directors of the Company are members of its Compensation Committee.

The directors and officers of the Company beneficially own, directly or indirectly, or have control of or direction over an aggregate of 10,649,019 shares of the Company, representing approximately 18.20% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the directors or executive officers of the Company (or any of their personal holding companies) is, or during the ten years preceding the date of this AIF has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(a)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; or

(b)
was subject to a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in that capacity;

Except as disclosed below, no director or executive officer (or any of their personal holding companies) or, to the best of the Company’s knowledge, shareholder holding a sufficient number of securities to materially affect the control of the Company:

(a)
is, or during the ten years preceding the date of this AIF has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

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Except as disclosed below, no director or executive officer (or any of their personal holding companies) or to the best of the Company’s knowledge, shareholder holding a sufficient number of securities to materially affect the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)
any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Nick DeMare is a former independent director of Andean American Mining Corp. (“Andean American”).  On August 2, 2007, the British Columbia Securities Commission (“BCSC”) issued Andean American a cease trade order for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed technical report.  On October 22, 2007, Andean American filed an amended NI 43-101 and issued a clarifying news release.  The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

Nick DeMare is director and officer of Salazar Resources Limited (“Salazar”).  On September 10, 2010, the BCSC issued Salazar a cease trade order for deficiencies in a previously filed technical report.  On October 12, 2010, Salazar filed a new NI 43-101 report.  The BCSC revoked the cease trade order and the shares resumed trading on October 18, 2010.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, a director who has such a conflict will be required to disclose the conflict in accordance with applicable corporate law and to abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with applicable corporate law, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

AUDIT COMMITTEE

The Audit Committee’s Charter

The Company’s Audit Committee Charter is attached to this AIF as Schedule ”A”.

Composition of the Audit Committee

As of the date hereof, the members of the Audit Committee are David Henstridge, Gillyeard Leathley and Robert G. Atkinson. Messrs. Atkinson and Leathley are independent within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”).  Mr. Henstridge is not independent within the meaning set out in NI 52-110.  All of the members of the Audit Committee are financially literate within the meaning set out in NI 52-110.

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Relevant Education and Experience

David Henstridge – Mr. Henstridge has been President and CEO of Tumi Resources Limited since 2000 and president and was President and CEO of Peruvian Gold Limited from 1993 to 2001.  In addition to Tasman, he is also a director of three other listed public companies.  Mr. Henstridge holds a Bachelor of Science (Honours) degree from the University of Adelaide in Australia and professional designations from each of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Geological Society of Australia.

Gillyeard Leathley – Mr. Leathley is a Professional Engineer, with extensive experience in the mining industry and in addition to being a director of Tasman, he is also a director of other resource public companies.

Robert G. Atkinson – Mr. Atkinson is an officer or director (or both) of several public companies listed on the TSXV or the Toronto Stock Exchange (including Spur Ventures Inc. since May, 1996, Quest Capital Corp. since July, 2002 and Hansa Resources Limited since December, 1999).  Mr. Atkinson holds a Bachelor of Commerce degree from the University of British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Company has not relied on either of the exemptions contained in section 2.4 De Minimus Non-audit Services, or section 8 Exemptions.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee is responsible for reviewing and pre-approving all audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and the fees and other compensation related thereto, provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

Set forth below are details of certain services billed to the Company by its external auditor in each of the last two fiscal years for audit services:

	Year ended August 31, 2011	Year Ended August 31, 2010
Audit Fees	$54,203	$34,604
Audit-Related Fees	$5,667	$7,702
Tax Fees	-	Nil
All Other Fees	-	$8,603
Total	$59,870	$50,909

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party or to which any of its property is the subject, and, to the best of the Company’s knowledge, no such proceedings are contemplated.

Regulatory Actions

Within the last three years, Tasman has not been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, no director, executive officer or principal shareholder of the Company  has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. of 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person, firm or company.

Name	Description
D+H Group LLP
The independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia provided an auditor’s report in respect of the Company’s consolidated financial statements for the years ended August 31, 2011 and 2010.

Geoffrey Charles Reed, B App Sc, MAusIMM of Reed	A Qualified Person who prepared or supervised the Sautusvaara and Vieto Technical Report dated May 1, 2009 and the Norra Kärr Technical Report.

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Name	Description
Mark Saxon, President and Chief Executive Officer of the Company	A Qualified Person who prepared or supervised the technical information in this AIF not derived from the Sautusvaara and Vieto Technical Report or the Norra Kärr Technical Report.
 Interests of Experts

The Company’s auditors, D+H Group Chartered Accountants, have prepared the audit report attached to the Company’s audited consolidated financials statements for the most recent year end.  The Company’s auditors have reported that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia which require they comply with the Auditing Practises Board’s Ethical Standards for Auditors.

To the knowledge of the Company, none of the persons above held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The experts named above did not have any registered or, to the best of the Company’s knowledge, beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent annual general meeting of security holders that involves the election of directors.  Additional financial information is provided in the Company’s financial statements and management discussion and analysis for the financial year ended August 31, 2011.

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

The text of the Audit Committee’s Charter is as follows:

“Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•	Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

•	Be directly responsible for:

(a)	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as the external auditors of the Company;

(b)	the oversight of the work of the Company’s external auditors (including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting);

(c)	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of the external auditors of the Company.

•	Oversee the accounting and financial reporting processes of the Company and the audits of the Company’s financial statements.

Composition

The Committee shall be comprised of at least three directors as determined by the Board of Directors, all of whom will be “independent” as determined in accordance with all applicable laws and regulations, including the applicable securities laws of Canada and the United States and the regulations and policies of any stock exchange or quotation system on which the Company’s securities are listed or quoted (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

Additionally, all of the members of the audit committee shall (i) be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee and (ii) be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. No director shall serve on the Committee if such director has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the three years preceding any election to the Committee.

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At least one member of the Committee shall have accounting or related financial management expertise and at least one member of the Committee will be an “Audit Committee Financial Expert” within the meaning of the rules and forms adopted by the United States Securities and Exchange Commission (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements). All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once every quarter, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update the Charter annually.

(b)
Review the Company’s financial statements, MD&A and any annual and interim earnings, and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)	Review and discuss the audited financial statements with management.

(d)
Recommend to the Board of Directors that the annual audited financial statements be included in the Company’s regulatory filings based upon the Committee’s review and discussion of the financial statements with management and the external auditor, its discussions with the external auditor regarding the matters required to be discussed by auditing standards, and its discussions regarding the external auditors’ independence.

External Auditors

(a)	Review annually, the performance of the external auditors.

(b)	Be directly responsible for

(a)	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as the external auditors of the Company;

(b)	the oversight of the work of the Company’s external auditors (including the resolution of disagreements between management of the Company and the external auditor regarding financial reporting);

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(c)	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of the external auditors of the Company.

(c)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(d)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and the fees and other compensation related thereto, provided by the Company’s external auditors. Provided the pre-approval of the permitted non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

(e)
Ensure the receipt from the external auditors of a formal written statement delineating all relationships between the external auditor and the Company, consistent with applicable accounting and auditing standards, including Independence Board Standard No. 1, and engage in discussions with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor. If applicable, discuss with the external auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board.

(f)	Take, or recommending that the full Board of Directors take, appropriate action to oversee the independence of the external auditor.

(g)	Obtain confirmation from the external auditor that they will report directly to the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)	Establish a procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

Other

Review any related-party transactions.

Funding and Advisors

The Company shall provide appropriate funding for the Committee, as determined by the Committee in its sole discretion, for the payment of:

(i)	Compensation to the Company’s external auditors; and

(ii)	Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties hereunder.

In addition, the Committee may, in its sole discretion, retain, at the expense of the Company, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.”

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